                                                                       EXHIBIT 2


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


-----------------------------------
                                   )
RGC INTERNATIONAL INVESTORS, LDC,  )
                                   )
         PLAINTIFF,                )
                                   )
     v.                            )
                                   )
TRICORD SYSTEMS, INC.,             )
JOAN WRABETZ, KEITH THORNDYKE      )
LOUIS C. COLE, YUVAL ALMOG,        )   C.A. NO. 19535
TOM R. DILLON, DONALD L. LUCAS,    )
FRED G. MOORE, AND JOHN MITCHAM,   )
                                   )
         DEFENDANTS.               )
-----------------------------------)


                               VERIFIED COMPLAINT

     Plaintiff RGC International Investors, LDC, by its undersigned counsel, hereby files this Verified Complaint against Defendants Tricord Systems, Inc., Joan Wrabetz, Keith Thorndyke, Louis C. Cole, Yuval Almog, Tom R. Dillon, Donald
L. Lucas, Fred G. Moore and John Mitcham.

                                   THE PARTIES

     1. Plaintiff RGC International Investors, LDC ("RGC"), a Cayman Islands limited duration company, is a private investment fund. As of the date of this verified complaint, RGC owns 25,000 shares of Tricord Systems Series E Preferred Stock ("Series E Preferred"), and is deemed the beneficial owner of 9.9% of Tricord common stock (approximately 2,700,936 shares of Common Stock), through exercise rights pursuant to the Series E Preferred, and two series of warrants.

     2. Defendant Tricord Systems, Inc. ("Tricord") is a Delaware corporation based in Minneapolis, Minnesota whose common stock has at all relevant times been publicly traded and listed for trading on the NASDAQ SmallCap market. Tricord has at all relevant times been engaged in the business of designing, developing and marketing clustered server appliances and software primarily focused on the storage of computerized data.

     3. Defendant Joan Wrabetz was a director, the President and Chief Executive Officer of Tricord throughout the period during which plaintiff was solicited to and did invest $25 million in Tricord.

     4. Defendant Keith Thorndyke is a director, President and Chief Executive Officer of Tricord. A material portion of Mr. Thorndyke's income is dependent upon Tricord continuing in business in that his employment as President and CEO provides him with all or virtually all of his income.

     5. Defendant John Mitcham is a director of Tricord. In addition, defendant Mitcham serves as a paid Strategic Advisor to the President and Chief Executive Officer of Tricord. Mitcham has previously served as Tricord's President, Chief Executive Officer, Co-Chief Executive Officer and Chairman of the Board. A material portion of Mr. Mitcham's net worth is tied up in Tricord in that he owns 575,090 shares of Tricord common stock, and is the beneficial owner of 1,472,810 shares of common stock (approximately 5.9% of the current outstanding shares of Common Stock of Tricord), which would be valueless in the event of liquidation by Tricord.

     6. Defendant Fred G. Moore is a director of Tricord. A material portion of Mr. Moore's net worth and personal income is tied up in Tricord in that he has been compensated, and on information and belief continues to be compensated, by Tricord for marketing advice and assistance and is also the owner of 40,299 shares of Tricord common stock which would be valueless in the event of liquidation by Tricord.

     7. Defendant Tom R. Dillon is a director of Tricord. A material portion of Mr. Dillon's net worth derived from his ownership of 45,681 shares of Tricord common stock which would be valueless in the event of liquidation by Tricord.

     8. Defendant Donald L. Lucas is a director of Tricord. A material portion of Mr. Lucas' net worth derives from his ownership of 272,441 shares of Tricord common stock which would be valueless in the event of liquidation by Tricord. A material portion of Mr. Lucas' net worth derives from his ownership of 272,441 shares of Tricord common stock which would be valueless in the event of liquidation by Tricord.

     9. Defendant Yuval Almog is a director and Chairman of the Board of Directors of Tricord. A material portion of Mr. Almog's net worth derives from his position as Chairman of the Board of Tricord and his ownership of 162,146 shares of Tricord common stock which would become valueless in the event of liquidation by Tricord.

     10. Defendant Louis C. Cole is a director of Tricord. Mr. Cole owns 7,367 shares of Tricord common stock which would be valueless in the event of liquidation by Tricord.

                               FACTUAL ALLEGATIONS

                              A. GENERAL BACKGROUND

     11. In December 2000, Tricord announced the introduction of its Illumina aggregation software, part of a family of server appliances, featuring what Tricord called the Lunar Flare NAS, which it described as a general file serving appliance designed to meet the data storage needs of growing organizations, workgroups, corporate departments and e-businesses. Information disseminated by Tricord, directly and indirectly, described Lunar Flare NAS as a particularly cost effective data storage tool particularly attractive to smaller enterprises.

     12. In this same period, Tricord sought an investor or investors who might be induced to invest the substantial money needed by Tricord to finance the marketing and sales of its new technology, and the development of additional products.

     13. In response to a solicitation by Tricord, that included the information disseminated as described in paragraph 11 above, RGC expressed a willingness to consider investing in Tricord through a private placement of $25 million in Convertible Preferred Stock.

     14. To that end, during February 2001, RGC and Tricord discussed Tricord's business prospects and strategy. In particular, on February 21, 2001, two representatives of RGC, Philip Ashton and Wayne Bloch, met with Defendant Wrabetz, Tricord's then President, CEO and director and Tricord's CFO, Steve Opdahl. In that meeting, Mssrs. Ashton and Bloch made it clear to Ms. Wrabetz and Mr. Opdahl that RGC looked to the Tricord representatives to provide RGC with accurate information about Tricord's finances, technologies and a well-founded evaluation of Tricord's prospects for the near term future. Mssrs. Ashton and Bloch made it clear that they were not privy to, nor did they seek, any material non-public information about Tricord. RGC made clear that insofar as information specifically concerning Tricord and its prospects was concerned, it would rely on the information provided by Ms. Wrabetz and Mr. Opdahl and their Tricord colleagues -- all of whom had superior knowledge, and in many cases exclusive knowledge, of Tricord, its products and its prospects -- in making the decision about whether to invest $25 million in Tricord.

     15. The topics presented to RGC by Ms. Wrabetz and her colleagues on this occasion and on other occasions included: industry dynamics and competition in Tricord's market segments; technological aspects, performance characteristics, and reliability of the Lunar Flare product; Tricord's sales and marketing strategy;
feedback Tricord received from its advanced beta testing; marketplace response received and anticipated as to Tricord's new technology; possible manufacturing partners and strategy; economic, labor and market conditions impacting Tricord's prospects as viewed by Tricord management and other insiders; and the financial condition of Tricord.

     16. As discussed in greater detail below, the most material representations made to RGC by Defendants Tricord and Wrabetz (directly or through colleagues or agents acting at their direction), and on which RGC reasonably relied in deciding whether to invest $25 million in Tricord preferred stock, related to the results of Tricord's extensive beta testing. Tricord and Wrabetz continually represented that its beta testing had not only established the technological superiority of Tricord's Luna Flare products, but had also generated substantial demand -- demand so substantial that Tricord was expecting imminent orders for at least $10 million, perhaps up to $15 million, of that product in the coming year. Notably, this same core story had been communicated by Tricord to securities analysts following the company's stock. These analysts republished these misrepresentations in their own reports which were available to, and reviewed, by RGC.

                                B. THE AGREEMENT

     17. Based on RGC's reliance on Tricord's representations, RGC signed a Securities Purchase Agreement ("Agreement") on February 27, 2001 for the purchase of $25 million of Tricord's Series E Convertible Preferred Stock.

     18. The representations and warranties in the Agreement explicitly state that RGC was relying, and was entitled to rely, on Tricord to provide it with all pertinent and material information necessary for RGC to make an informed and reasoned decision about whether to invest that $25 million in Tricord. In Section 3(o) of the Agreement, Tricord represented and warranted that: "All information relating to or concerning [Tricord] set forth in this Agreement and provided to [RGC] pursuant to Section 2(d) hereof and otherwise in connection with the transactions contemplated hereby is true and correct in all material respects and [Tricord] has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading."

     19. This and other representations and warranties were specifically certified by Defendant Wrabetz as "true and correct" in an Officer's Certificate (attached as Exhibit 2) provided pursuant to Section 7(e) of the Agreement.

                C. MISREPRESENTATIONS OF TRICORD AND MS. WRABETZ

     20. Unfortunately, as RGC has come to know, Defendants Tricord and Wrabetz did not provide RGC with accurate information, much less all pertinent and material information, in the solicitation of the RGC investment. Instead, RGC was given selective information designed to mislead RGC into believing that Tricord's Lunar Flare NAS technology had been successfully market tested, and that, once launched, substantial sales of Lunar Flare NAS, between $10-15 million in the coming year, were expected. These misrepresentations were false, were intended to mislead and induce RGC to enter into the Agreement. And it worked; RGC relied on the representations made by Defendants Tricord and Wrabetz, when it signed the Agreement on February 27, 2001 and invested $25 million in Tricord Series E Convertible Preferred Stock.

         (i) MISREPRESENTATIONS AND OMISSIONS REGARDING PROJECTIONS FOR
                               TRICORD'S SUCCESS

     21. Defendants Tricord and Wrabetz represented that the majority of its revenue in 2001 would be generated within the NAS segment through sales of its new Lunar Flare NAS and related products, and told RGC (and others upon whom RGC also relied) that Tricord had a reasonable factual basis to project, as it did, that it would garner $10-15 million in sales from that product line in 2001.

     22. Defendants Tricord and Wrabetz either knew the projection and the factual bases for that projection were false at the time the representations were made to RGC, or, at the very least, made those representations to RGC and others recklessly and without regard to their truth or falsity.

     23. Defendants Tricord and Wrabetz knew that RGC was relying on their superior information regarding Tricord, its products and its prospects, including its technological qualifications, competitive landscape and realistically anticipated sales for the Lunar Flare NAS.

     24. Defendants Tricord and Wrabetz took advantage of RGC in this regard because they saw RGC as Tricord's only chance to raise $25 million of urgently needed investor capital in what was, even assuming the projections were fair and accurate and believed, a difficult economic climate. Thus motivated, Defendants Tricord and Wrabetz represented to RGC that there was substantial pent-up customer demand for the Lunar Flare NAS; that $10-15 million in 2001 revenue was expected; that extensive beta testing all showed that Lunar Flare NAS technology was sound, desired and would be in high demand; and that Lunar Flare NAS was a unique, one-of-a-kind product that would serve an as yet untapped, substantial niche market.

     25. Unfortunately, soon after RGC invested its $25 million and the Luna Flare NAS product was launched, it became evident that these representations were not true, and Tricord knew such representations were not true at the time they were made to RGC.
There was, in fact, little or no customer demand for the product (much less "pent-up" demand); in fact, sales for 2001 totaled a mere $270,000 -- 98% less than projected. Worse, Tricord's public explanation for its false projection was that its product, which RGC had been told had been successfully and extensively beta tested, was technologically deficient; an explanation directly contrary to its earlier representation to RGC that the Lunar Flare NAS had been established as technologically sound and desirable.

            (ii) OTHER MATERIAL MISREPRESENTATIONS - IMMINENT LAUNCH

     26. Prior to inducing RGC's late February 2001 investment of $25 million, Defendants Tricord and Wrabetz also had represented to RGC that Tricord was prepared to fully launch the Lunar Flare NAS promptly, in March 2001.

     27. The imminent launch date was material to RGC because early launch was critical to the success of Tricord's business plan on which the $25 million investment amount was predicated and made sense. As Tricord itself represented in its SEC filings, timing of launch and the ability to get a jump on competition would be critical to the success Tricord was projecting as well as to its ability to achieve it with the capital RGC was providing. Delay would both affect (i) the financial performance of Tricord and market price of Tricord's common stock and (ii) the corresponding value of RGC's investment.

     28. However, almost immediately after the RGC closing and investment of $25 million on February 27, 2001, Tricord announced that the Lunar Flare NAS would not be launched in March 2001. Initially it stated that the launch would be delayed until the end of April 2001, and even then only on a limited basis. Later, Tricord announced that Lunar Flare NAS would not be made generally available until late June 2001.

     29. Either Defendants Tricord and Wrabetz knew before they induced the signing of the Agreement with RGC that the Lunar Flare NAS launch would not occur promptly, in March 2001, or were reckless in making the representation to RGC when negotiating the Agreement. In all events they knew the launch date was material to RGC's decision to invest the amount it did, when it did, if at all. At the least, Tricord intentionally failed to provide RGC with all the information necessary for RGC to assess this material information about the launch schedule.

             (iii) MISREPRESENTATIONS REGARDING INVESTOR CONFIDENCE

     30. Shortly before its investment, RGC learned that that an early backer of Tricord and interim CEO, Mr. Rod Canion, who also owned a large amount of Tricord stock, was attempting to sell a significant amount of that stock in open market transactions. Mr. Canion, a founder of Compaq, was generally regarded by RGC and others as "smart money" in the technology industry. Accordingly, RGC was somewhat concerned that if Mr. Canion was selling off his stock, there might be a concern about Tricord.

     31. Accordingly, RGC asked Defendants Tricord and Wrabetz about this information and received from them assurances that Ms. Wrabetz was in close contact with Mr. Canion, and that he was fully and solidly behind Tricord. Ms. Wrabetz represented to RGC that Mr. Canion was selling only a small percentage of his stock for personal reasons and to finance another business venture. Ms. Wrabetz assured RGC that Mr. Canion continued to hold and had no intention whatsoever of selling the 3.2 million Tricord shares he owned directly and the additional 500,000 shares in trust for his children.

     32. Unfortunately, as RGC later learned, those representations also proved to be patently and materially false. After RGC invested its $25 million, Mr. Canion continued to sell off substantial amounts of stock in Tricord. In fact, over a period of seventeen months, Mr. Canion publicly reported sales of (or an intention to sell) up to 1.4 million shares of Tricord common stock. Defendants Tricord and Wrabetz either knew or made representations without any basis to deny Mr. Canion's actual selling intentions, and any doubts they reflected about Tricord, before RGC signed the Agreement. Since RGC asked them about his intentions, they either were obligated to deny knowledge or reveal their true knowledge about this issue to RGC. Instead, these Defendants made yet another set of obviously baseless representations to RGC in order to induce RGC to invest the needed $25 million into Tricord.

                                D. RGC'S RELIANCE

     33. RGC reasonably relied on each and all of the foregoing representations in deciding to invest $25 million into Tricord Series E Convertible Preferred Stock on February 27, 2001. Each and all of these representations were material to RGC, and RGC was reasonable in deeming them material. Had RGC known that any of these representations by Defendants Tricord and Wrabetz were false before February 27, 2001, it never would have entered into the Agreement or closed its $25 million investment. Because RGC did not know of the true facts, and believed the misrepresentations of Defendants Tricord and Wrabetz, RGC invested $25 million in Tricord in February 2001.

                   E. TRICORD'S WASTE OF ITS REMAINING ASSETS

     34. The security in which RGC invested has preference in a liquidation over the common stock. At present, that preference - $25 million - exceeds the amount of cash Tricord has on hand - approximately $12 million - and any realizable value of the assets of Tricord net of its liabilities. Based on admissions made by defendant Thorndyke to RGC, there is little or no value to Tricord's non-cash assets net of its liabilities.

     35. Over the period that has followed the RGC investment in Tricord, Tricord has acknowledged that its existing products require further development and that it does not possess any products the revenues from which can sustain the company. In fact, for the year ended December 31, 2001, Tricord generated revenues of only $270,000 versus expenditures of approximately $24 million; it has fired and replaced three of its seven executive officers, and its common shares have fallen in trading value from $9.03 at February 28, 2001 to $0.55 as of April 4, 2002. It has recently been informed that its common stock will soon no longer be eligible for trading on the NASDAQ SmallCap Market.

     36. Tricord is experiencing negative cash flow at a rate of approximately $2-3 million per month. And as of the date of this filing, it has cash and cash equivalents on hand of only $12 million, about half of the sum invested by RGC. It has no prospect of raising any additional working capital. On March 27, 2002, it was publicly announced that Tricord's auditor, PricewaterhouseCoopers LLP, has substantial doubt about the company's ability to continue as a going concern.

     37. Over the comparable period, competition in the field of clustered server appliances and software (a subset of the data storage field) - the field in which Tricord hoped and hopes to compete - has become substantially more imposing. Other firms, with far greater resources than Tricord, have increased their focus on this market sector, albeit already competitive and crowded. As a consequence, Tricord plainly has no opportunity to compete in this field. Indeed if Tricord tomorrow developed an attractive new product, it plainly lacks the resources to effectively market that product in the current highly competitive market niche in which it has sought to survive.

     38. Further, Tricord has affirmatively represented in its 8-K filing on March 20, 2002 that Tricord "will likely not be able to meet the minimum stockholders equity or net tangible assets requirement [of the NASDAQ SmallCap Market] in the future unless it is able to raise additional capital through the sale of equity securities, engage in one or more acquisitions of technologies or businesses or complete a capital restructuring involving the Series E Preferred Stock. Further, even if [Tricord] was able to complete such a transaction, there can be no assurance that such a transaction would result in any increase in the stockholders equity or net tangible assets of" Tricord.

     39. In light of the foregoing, it is clear that Tricord has no hope or prospect of future business or product sales, and Tricord's attempt to raise more capital to maintain its business is not a viable business plan without any such prospects.

     40. As a result, RGC requested that Tricord consider liquidating its assets, paying its debts and distributing the remaining cash to RGC and the other holders of its securities, rather than continuing to engage in a waste of those remaining assets. To encourage it to avoid that waste, RGC offered to negotiate a waiver of its contractual rights to the first $25 million of proceeds in order to effect an orderly liquidation and leave some amount to be negotiated for the common stockholders and other constituencies.

     41. Although, on information and belief, some of the Tricord directors favored calling a halt to the waste and adopting the course as requested by RGC, a majority of the Board membership rejected this course. On information and belief, the majority of the Board membership voting in favor of continuing the waste of Tricord's limited capital includes a majority of directors -- obviously including the current CEO -- whose personal economic interests are in conflict with adopting an orderly plan of liquidation and distributing the remaining assets, net of liabilities, to the preferred (and if negotiated, the common) shareholders of Tricord.

                                     COUNT I
                      (BREACH OF CONTRACT AGAINST TRICORD)

     42. RGC incorporates by reference paragraphs 1-41 as if fully set forth herein.

     43. The Agreement between Tricord and RGC is a valid and binding contract in which RGC agreed to invest $25 million in Tricord stock based on certain representations and warranties made by Tricord.

     44. The Agreement required that "[a]ll information" provided by Tricord to RGC be "true and correct in all material respects."

     45. The Agreement also represented and warranted that Tricord had "not omitted to state any material fact necessary" to ensure that its representations and warranties were not misleading.

     46. Tricord breached these representations and warranties in the Agreement by misrepresenting certain facts to RGC and failing to provide RGC with all material facts necessary to make those facts otherwise truthful, accurate and not misleading. Tricord's misrepresentations include the following:

        (a) That projected sales in 2001 for the Lunar Flare NAS would be $10-15 million based, in part, on "pent-up" customer demand for the product, that extensive beta testing had established the product to be technologically desirable and in high demand, and the fact that it was a unique product expected to serve an, as yet untapped, niche market;

        (b) That Tricord was prepared to fully launch the Lunar Flare NAS in March 2001; and

        (c) That Mr. Canion, an early backer of Tricord and substantial equity investor, did not lack confidence in Tricord, was fully and solidly behind Tricord and thus had no intention of selling off his remaining stock.

     47. As a result of these misrepresentations - all reasonably material to RGC, RGC has suffered compensatory damages in the amount of $25 million -- its investment in Tricord.

                                    COUNT II
            (COMMON LAW FRAUD AND DECEIT AGAINST TRICORD AND WRABETZ)

     48. RGC incorporates by reference paragraphs 1-47 as if fully set forth herein.

     49. Defendants Tricord and Wrabetz made certain false representations of material facts in connection with RGC's purchase of Tricord stock under the Agreement, including the following:

        (a) That projected sales in 2001 for the Lunar Flare NAS would be $10-15 million based, in part, on "pent-up" customer demand for the product, that extensive beta testing had established the product to be technologically desirable and in high demand, and the fact that it was a unique product expected to serve an, as yet untapped, niche market;

        (b) That Tricord was prepared to fully launch the Lunar Flare NAS in March 2001; and

        (c) That Mr. Canion, an early backer of Tricord and substantial equity investor did not lack confidence in Tricord's prospects, was fully and solidly behind Tricord and thus had no intention of selling off his remaining stock.

     50. Defendants Tricord and Wrabetz knew that the representations were false at the time they were made, and/or were made recklessly without regard for their truth or falsity.

     51. RGC was deceived by these representations and relied on them in making its investment decision.

     52. Defendants Tricord and Wrabetz knew that RGC was relying on their representations and RGC acted with ordinary prudence in doing so.

     53. These false representations were the proximate cause of RGC's injury.

     54. As a result, RGC has suffered damages in the amount of its $25 million investment plus interest.

                                    COUNT III
         (BREACH OF FIDUCIARY DUTY OF LOYALTY TO PREFERRED STOCKHOLDERS
                    AGAINST ALL CURRENT DIRECTOR DEFENDANTS)

     55. RGC incorporates by reference paragraphs 1-54 as if fully set forth herein.

     56. Any independent director of Tricord, that is to say any director whose personal economic interests is not affected by the continuation of employment or consulting income from Tricord, or from the possibility -- however remote -- that Tricord can avoid liquidation rendering its common stock valueless -- would necessarily exercise his or her fiduciary duty to negotiate and promptly implement a liquidation plan with the holders of Tricord's preferred stock.

     57. That is because any reasonable director possessed of such independence would accept that Tricord cannot, with its limited resources, negative cash flow, lack of product and prospects, survive, to say nothing of compete, in an overcrowded field of companies occupying its market niche, most of whom have established products, and massively more market power and resources. Tricord simply has no hope of becoming a viable competitor in this field and no resources or capacity with which to enter any other field.

     58. By continuing to operate and attempting to compete in a no-win situation, Tricord is expending substantial amounts of its limited cash reserves for no legitimate ascertainable purpose other than to continue the economic benefits of the directors who receive income from Tricord and continue a "lottery ticket" prospect of value for those directors whose holdings of otherwise valueless common stock are significant to them. But they continue to do so, nonetheless, in pursuit of their personal interests, in breach of their fiduciary obligations to the preferred stockholders, to the detriment of the interests of the disinterested common stockholders in a negotiated liquidation, all constituting as well a waste of the corporation's remaining assets and a breach of its duty to other shareholders.

     59. Given the competitive climate Tricord faces, as well as its lack of resources, lack of market power, and an admittedly technologically deficient product, no independent director with ordinary, sound business judgment could or would conclude that Tricord has any viable chance at success.

     60. Defendants have breached their fiduciary duty by failing to wind up the affairs of Tricord and distribute its remaining assets to RGC and the remaining stockholders pursuant to the terms and priorities governing the stockholder's equity interests.

     61. As a result of decisions by Tricord's directors, a majority of whom are infected with a personal economic interest that conflicts with the best interests of Tricord's preferred shareholders, and its common stockholders in a negotiated plan of liquidation, RGC has suffered damages.

     62. RGC is entitled to an order compelling the defendant directors to wind up the affairs of Tricord and to distribute its remaining assets to RGC and the remaining stockholders pursuant to the terms and priorities governing the stockholders' equity interests.

     63. RGC has no adequate remedy at law.

                                    COUNT IV
                       (WASTE AGAINST DIRECTOR DEFENDANTS)

     64. RGC incorporates by reference paragraphs 1-63 as if fully set forth herein.

     65. Tricord is attempting to compete in an overcrowded field of players with substantially more market power and resources. The competition is such that Tricord has no hope of becoming a viable competitor in this field.

     66. By continuing to operate and attempting to compete in a no-win situation, Tricord is expending substantial amounts of its limited cash reserves for no purpose. To continue to do so is a waste of the corporation's remaining assets and a breach of its duty to the remaining shareholders.

     67. Given the competitive climate Tricord faces, as well as its lack of resources, lack of market power, and an admittedly technologically deficient product, no person of ordinary, sound business judgment could conclude that Tricord has any viable chance at success.

     68. Tricord's efforts to continue in business is a waste of the corporation's assets.

     69. As a result of Tricord's waste, RGC has suffered damages.

     70. RGC is entitled to an order compelling the defendant directors to wind up the affairs of Tricord and to distribute its remaining assets to RGC and the remaining stockholders pursuant to the terms and priorities governing the stockholders' equity interests.

     71. RGC has no adequate remedy at law.

                                     COUNT V
                       (DEMAND FOR APPOINTMENT OF RECEIVER
                             AGAINST ALL DEFENDANTS)

     72. RGC incorporates by reference paragraphs 1-71 as if fully set forth herein.

     73. As a result of the actions herein alleged, the individual Defendants have breached their fiduciary duties to RGC and all Tricord stockholders.

     74. Tricord is faced with extreme circumstances reflecting an imminent danger of great loss to its stockholders, and there is no reasonable prospect that the business may be continued.

     75. RGC is entitled, pursuant to 8 Del. C. sec. 291, Court of Chancery Rule 149 and/or the inherent authority of this Court, to the appointment of a receiver over Tricord's affairs empowered to wind up the affairs of Tricord and distribute its remaining assets to RGC and the remaining Tricord stockholders pursuant to the terms and priorities governing the stockholder's equity interests.

                                PRAYER FOR RELIEF

     WHEREFORE, Plaintiff RGC prays that this Court enter judgment against each and all of the Defendants, jointly and severally, and

          (a)  award plaintiff damages of $25 million plus interest;

          (b) order defendants to wind up the affairs of Tricord and distribute its remaining assets to RGC and the remaining stockholders pursuant to the terms and priorities governing the stockholder's equity interests.

          (c) appoint a receiver over the affairs of Tricord empowered to wind up the affairs of Tricord and distribute its remaining assets to RGC and the remaining stockholders pursuant to the terms and priorities governing the stockholder's equity interests;

          (d) award costs and attorneys' fees incurred by RGC in prosecuting this action;

          (e)  award prejudgment and post judgment interest; and

          (f) order such other and further relief as this Court deems just and proper.


                                             YOUNG CONAWAY STARGATT
                                                & TAYLOR, LLP

                                             /s/ RICHARD H. MORSE
                                             -----------------------------------
                                             Martin S. Lessner
                                             Richard H. Morse
                                             Sara Beth Reyburn
                                             The Brandywine Building, 17th Floor
                                             1000 West Street
                                             P.O. Box 391
                                             Wilmington, DE 19801
                                             (302) 571-6600
                                             Attorneys for Plaintiff

OF COUNSEL:

Michael R. Klein
Robert F. Hoyt
Melanie D. Coates
WILMER, CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
(202) 663-6000


Dated: April 5, 2002

                                  VERIFICATION


STATE OF PENNSYLVANIA  )
                       )   ss.
COUNTY OF MONTGOMERY   )


     Wayne D. Bloch, being duly sworn, deposes and says: I am an authorized agent of RGC International Investors, LDC ("RGC"). I have read the foregoing Verified Complaint, and to the best of my knowledge, the matter contained therein insofar as it concerns RGC is true, and insofar as it concerns all other persons, it is believed by me upon information and belief to be true.



                                             /s/ WAYNE D. BLOCH
                                             ----------------------------
                                                 Wayne D. Bloch


Sworn to before me this
5th day of April, 2002


/s/ MARGARET M. MCREA
---------------------------
Notary Public